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Exhibit 99.(a)(1)(B)

Memorandum

To:	Holders of Eligible Options
From:	Jim Gower, CEO and Chairman of the Board
Date:	June 27, 2003
Subject:	Stock Option Offer to Exchange

        Rigel Pharmaceuticals, Inc. is pleased to announce that our board of directors has approved management's proposal to allow eligible employees, consultants and non-employee directors of Rigel the opportunity to exchange outstanding stock options with exercise prices equal to or greater than $9.00 per share. Participating options will be exchanged for replacement options on a one-for-one (1:1) basis.

        Rigel has decided to offer you the ability to exchange some of your options because many of your options, whether or not they are currently vested and exercisable, have exercise prices that are significantly higher than the current market price of our common stock. Because these options are unlikely to be exercised in the foreseeable future, these options have resulted in a lack of proper incentive. By giving you the opportunity to participate in this offer, I believe that we will improve a cornerstone of Rigel's success—the retention and motivation of our employees.

        Participation in this program is entirely voluntary, and although our board of directors has approved this offer, neither the board of directors nor the Rigel makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision. A detailed description of the offer terms, the individuals who may participate, the conditions to exchanging your options, and the risks involved in participating, among other pertinent information, is set forth in the documents enclosed with this letter. Please note that you must be continuously employed by, providing service to, or serving as a non-employee director of Rigel through the date of grant of the replacement options in order to be eligible for this offer.

        If you decide to participate in this offer, please follow the procedures outlined in the enclosed documents. If you have any questions about this offer please email your questions to Jim Welch at jhwelch@rigel.com. Alternatively, you may reach Jim via telephone at (650) 624-1176.

        Thank you for all your hard work, commitment and professionalism. With your contributions, Rigel will continue to strive in becoming a leader in our industry.

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  Exhibit 99.(a)(1)(B)
Memorandum